DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: DDALMY@EARTHLINK.NET



October 19, 2009


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Jennifer Thompson
      Accounting Branch Chief

      Lisa Sellors
      Staff Accountant

Re:   Xinhua China Ltd.
      Form 10-KSB for Fiscal Year Ended June 30, 2008
      File No. 0-33195


To Whom It May Concern:

On behalf of Xinhua China Ltd., a Nevada corporation (the "Company"), this letter is in response to the letter from the Securities and Exchange Commission letter dated March 6, 2009 (the "SEC Letter") regarding comments in the SEC Letter and the filing of the Company's amended Form 10-KSB for fiscal year ended June 30, 2008 and current Form 10-K for fiscal year ended June 30, 2009.

FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2008

GENERAL

1. Please be advised that the referenced sections "Item 5. Legal Proceedings", "Item 4. Submission of Matters to a Vote of Security Holders", "Item 8. Changes in and Disagreements with Accountants and Financial Disclosure" and "Item 8B Other Information" were inadvertently deleted from the filing of the 10-KSB. These sections have been placed into the amended 10-KSB.

Securities and Exchange Commission
Page Two
October 19, 2009



CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM, PAGE F-1

2. Please be advised that the request items have been addressed in the amended report of the Company's registered independent public accounting firm.

ITEM 8A.(T). CONTROLS AND PROCEDURES, PAGE 25

3. Please be advised that management's assessment of the effectiveness of its internal controls over financial reporting performed at the end of the fiscal was performed and the 10-KSB has been revised accordingly.

4. Please be advised that the section has been revised and the error has been corrected.


Sincerely,


/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy